CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2010
Earnings from continuing operations	$149,970		$249,628
Undistributed equity gain from investees	(37,847)		(30,575)
Income taxes	79,866		88,119
Earnings from continuing operations before income taxes	$191,989		$307,172
Fixed charges:
Interest, long-term debt	$17,737		$68,257
Interest, other (including interest on short-term debt)	7,581		11,664
Amortization of debt expense, premium, net	688		1,997
Portion of rentals representative of an interest factor	112		510
Interest of capitalized lease	498		2,042
Total fixed charges	$26,616		$84,470
Earnings from continuing operations before income taxes	$191,989		$307,172
Plus: total fixed charges from above	26,616		84,470
Plus: amortization of capitalized interest	162		467
Earnings from continuing operations before income taxes and fixed charges	$218,767		$392,109
Ratio of earnings to fixed charges	8.22	X	4.64	X
Total fixed charges from above	26,616		84,470
Preferred stock dividends	18		63
Total fixed charges and preferred stock dividends	26,634		84,533
Ratio of earnings to combined fixed charges and preferred stock dividends	8.21	X	4.64	X